

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Chirag J. Bhavsar
Chief Executive Officer
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, FL 32801

> **Re: CNL Strategic Capital, LLC**
> **Registration Statement on Form S-1**
> **Correspondence filed March 29, 2024**
> **File No. 333-277103**

Dear Chirag J. Bhavsar:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

Correspondence filed March 29, 2024

Prospectus Summary
Will there be a liquidity event for shareholders, page 13

1.   We note your response to prior comment 1. Please disclose the possibility that a liquidity event can occur shortly after the offering. In that regard, please also add some clarifying language to indicate that the liquidity event can occur at anytime, on or before November 1, 2027.

      Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance